Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2025 Results

Shanghai, China—August 26, 2025—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2025.

Second Quarter 2025 Financial and Operating Highlights

•	Total cash, short-term investments, bank notes receivable and fixed term bank deposit balance was $2.06 billion at the end of Q2 2025, compared to $2.15 billion at the end of Q1 2025
•	Polysilicon production volume was 26,012 MT in Q2 2025, compared to 24,810 MT in Q1 2025
•	Polysilicon sales volume was 18,126 MT in Q2 2025, compared to 28,008 MT in Q1 2025
•	Polysilicon average total production cost(1) was $7.26/kg in Q2 2025, compared to $7.57/kg in Q1 2025
•	Polysilicon average cash cost(1) was $5.12/kg in Q2 2025, compared to $5.31/kg in Q1 2025
•	Polysilicon average selling price (ASP) was $4.19/kg in Q2 2025, compared to $4.37/kg in Q1 2025
•	Revenue was $75.2 million in Q2 2025, compared to $123.9 million in Q1 2025
•	Gross loss was $81.4 million in Q2 2025, compared to $81.5 million in Q1 2025. Gross margin was -108.3% in Q2 2025, compared to -65.8% in Q1 2025
•	Net loss attributable to Daqo New Energy Corp. shareholders was $76.5 million in Q2 2025, compared to $71.8 million in Q1 2025
•	Loss per basic American Depositary Share (ADS)(3) was $1.14 in Q2 2025, compared to $1.07 in Q1 2025
•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $57.9 million in Q2 2025, compared to $53.2 million in Q1 2025
•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $0.86 in Q2 2025, compared to $0.80 in Q1 2025
•	EBITDA (non-GAAP)(2) was -$48.2 million in Q2 2025, compared to -$48.4 million in Q1 2025. EBITDA margin (non-GAAP)(2) was -64.0% in Q2 2025, compared to -39.1% in Q1 2025

	Three months ended
US$ millions except as indicated otherwise	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Revenues	75.2	123.9	219.9
Gross loss	(81.4)	(81.5)	(159.2)
Gross margin	(108.3)%	(65.8)%	(72.4)%
Loss from operations	(115.0)	(114.1)	(195.6)
Net loss attributable to Daqo New Energy Corp. shareholders	(76.5)	(71.8)	(119.8)
Loss per basic ADS(3) ($ per ADS)	(1.14)	(1.07)	(1.81)
Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(57.9)	(53.2)	(98.8)
Adjusted loss per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(0.86)	(0.80)	(1.50)
EBITDA (non-GAAP)(2)	(48.2)	(48.4)	(144.9)
EBITDA margin (non-GAAP)(2)	(64.0)%	(39.1)%	(65.9)%
Polysilicon sales volume (MT)	18,126	28,008	43,082
Polysilicon average total production cost ($/kg)(1)	7.26	7.57	6.19
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.12	5.31	5.39

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

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Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “The solar PV industry faced continued challenges in the second quarter of 2025 with market prices across the solar value chain declining due to industry overcapacity and high inventory levels, remaining below cash cost levels. As a result, Daqo New Energy recorded quarterly operating and net losses. Nevertheless, we maintained a strong and healthy balance sheet with no financial debt. As of June 30, 2025, the Company had a cash balance of $599 million, short-term investments of $419 million, bank notes receivables of $49 million, and total fixed term bank deposit balance of $994 million. In total, our financial bank deposit and investment assets, readily convertible into cash if needed, stood at $2.06 billion, providing us with ample financial liquidity. With no financial debt, our solid financial position brings us confidence and strategic resilience to navigate the current market downturn and remain well positioned for long-term opportunities.”

“On the operational front, the Company operated at a reduced utilization rate of approximately 34% of its nameplate capacity in response to challenging market conditions and weak selling prices. Total production volume at our two polysilicon facilities for the quarter was 26,012 MT, within our guidance range of 25,000 MT to 28,000 MT. Towards the end of the quarter, as Chinese authorities intensified efforts to curb disorderly competition, we proactively scaled back new sales orders in anticipation of a future price recovery. Accordingly, our sales volume for the quarter decreased to 18,126 MT from 28,008 MT in Q1. Due to lower utilization across our factories, idle facility related cost for the quarter was approximately $1.38/kg, primarily reflecting non-cash depreciation expenses. On a positive note, decline in the cost of silicon metal and reduced energy consumption drove our cash cost lower by 4% to $5.12/kg sequentially, including approximately $0.18/kg related to idle facility maintenance. Overall, polysilicon unit production cost decreased by 4% sequentially to an average of $7.26/kg, with lower unit depreciation costs resulting from higher production.”

“In light of the current market conditions, we expect our total polysilicon production volume in the third quarter of 2025 to be approximately 27,000 MT to 30,000 MT. As a result, we anticipate our full year 2025 production volume to be in the range of 110,000 MT to 130,000 MT.”

“During the second quarter, the solar PV industry remained in a cyclical trough, although proactive initiatives started to emerge toward the end of the quarter. On the demand side, China experienced a surge in installations under market-based reform policies and set a new global record with a staggering 93GW of new solar power capacity added in May. However, installations plummeted to 14GW in June following front-loading in earlier months ahead of the May 31, 2025 cutoff date for new projects. Polysilicon market prices trended downward during the quarter, falling from RMB39-45/kg in April to RMB32-35/kg by the end of June. According to industry statistics, overall industry polysilicon production for 2025 year-to-date has been running below overall demand and consumption, with monthly supply at approximately 100,000 to 110,000 MT. As a result, industry inventory decreased by an estimated 30,000 ton to 40,000 ton between January and July, leaving overall industry polysilicon inventory lower than at the beginning of the year.

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Heading into Q3, Chinese authorities have demonstrated increased determination to address irrational competition and industry overcapacity, with the anti-involution initiative taking a leading role in sectors such as solar PV. On June 29, an article from China’s official newspaper, People’s Daily, highlighted the issue of oversupply and disruptive competition in the solar PV industry, calling for measures to curb vicious competition and promote high-quality development. On July 1, President Xi emphasized the need to regulate disorderly low-price competition and phase out outdated capacity at the Central Financial and Economic Affairs Commission meeting. The following day, the Ministry of Industry and Information Technology convened a symposium with 14 solar PV companies to accelerate the industry’s transition toward high-quality growth. Most recently, on July 24, government authorities released a draft amendment to the Price Law, representing a significant step toward strengthening market supervision and deterring unfair pricing practices. The draft clarifies criteria for identifying unfair pricing behavior, such as low-price dumping, and strengthens legal accountability for price-related violations. As a result, polysilicon spot sales prices rebounded in July and polysilicon futures prices surged significantly, supported by favorable factors such as expected higher spot quotes and simultaneous increases in downstream product prices. For reference, the 2509 contract rose sharply from a low of RMB 30/kg in June 2025 to a record high of RMB 55/kg in July 2025, the strongest level since its listing.”

“The solar PV industry continues to show strong long-term prospects. In the medium term, we believe that the combined effects of industry self-discipline and government anti-involution regulations will foster a healthier and more sustainable industry. In the long run, as one of the most cost-effective and sustainable energy sources globally, solar power is expected to remain a key driver of the global energy transition and sustainable development. Looking ahead, Daqo New Energy is well positioned to capitalize on the long-term growth in the global solar PV market and strengthen its competitive edge by enhancing its higher-efficiency N-type technology and optimizing its cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest-quality N-type product, a strong balance sheet and no financial debt, we are confident in our ability to weather the current market downturn, capitalize on market recovery, and emerge as a leader in the industry positioned to capture future growth.”

Outlook and guidance

The Company expects to produce approximately 27,000 MT to 30,000MT of polysilicon during the third quarter of 2025. The Company expects to produce approximately 110,000 MT to 130,000 MT of polysilicon for the full year of 2025, inclusive of the impact of the Company’s annual facility maintenance.

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This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2025 Results

Revenues

Revenues were $75.2 million, compared to $123.9 million in the first quarter of 2025 and $219.9 million in the second quarter of 2024. The decrease in revenues compared to the first quarter of 2025 was primarily due to a decrease in the sales volume.

Gross loss and margin

Gross loss was $81.4 million, compared to $81.5 million in the first quarter of 2025 and $159.2 million in the second quarter of 2024. Gross margin was -108.3%, compared to -65.8% in the first quarter of 2025 and -72.4% in the second quarter of 2024. The decrease in gross margin compared to the first quarter of 2025 was primarily because sales volume decreased while idle cost remained relatively fixed.

Selling, general and administrative expenses

Selling, general and administrative expenses were $32.1 million, compared to $35.1 million in the first quarter of 2025 and $37.5 million in the second quarter of 2024. SG&A expenses during the second quarter included $18.6 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $18.6 million in the first quarter of 2025.

Research and development expenses

Research and development (R&D) expenses were $0.8 million, compared to $0.5 million in the first quarter of 2025 and $1.8 million in the second quarter of 2024. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $115.0 million, compared to $114.1 million in the first quarter of 2025 and $195.6 million in the second quarter of 2024.

Operating margin was -152.9%, compared to -92.0% in the first quarter of 2025 and -89.0% in the second quarter of 2024.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $76.5 million, compared to $71.8 million in the first quarter of 2025 and $119.8 million in the second quarter of 2024.

Loss per basic American Depository Share (ADS) was $1.14, compared to $1.07 in the first quarter of 2025, and $1.81 in the second quarter of 2024.

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Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted loss per ADS(non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $57.9 million, compared to $53.2 million in the first quarter of 2025 and $98.8 million in the second quarter of 2024.

Adjusted loss per basic American Depository Share (ADS) was $0.86, compared to $0.80 in the first quarter of 2025 and $1.50 in the second quarter of 2024.

EBITDA

EBITDA (non-GAAP) was -$48.2 million, compared to -$48.4 million in the first quarter of 2025 and -$144.9 million in the second quarter of 2024. EBITDA margin (non-GAAP) was -64.0%, compared to -39.1% in the first quarter of 2025 and -65.9% in the second quarter of 2024.

Financial Condition

As of June 30, 2025, the Company had $598.6 million in cash, cash equivalents and restricted cash, compared to $791.9 million as of March 31, 2025 and $997.5 million as of June 30, 2024. As of June 30, 2025, short-term investment was $418.8 million, compared to $168.2 million as of March 31, 2025 and $219.5 million as of June 30, 2024. As of June 30, 2025, notes receivable balance was $49.0 million, compared to $62.7 million as of March 31, 2025 and $80.7 million as of June 30, 2024. Notes receivable represents bank notes with maturity within six months. As of June 30, 2025, the balance of fixed term deposits within one year was $960.7 million, compared to $1,125.3 million as of March 31, 2025 and $1,168.0 million as of June 30, 2024.

Cash Flows

For the six months ended June 30, 2025, net cash used in operating activities was $105.4 million, compared to $278.6 million in the same period of 2024.

For the six months ended June 30, 2025, net cash used in investing activities was $342.7 million, compared to $1.7 billion in the same period of 2024. The net cash used in investing activities in the first half of 2025 was primarily related to purchase of short-term investments and fixed term deposits.

For the six months ended June 30, 2025, net cash used in financing activities was $32.0 thousand, compared to $43.0 million in the same period of 2024.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

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The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Tuesday, Aug 26, 2025 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=tvDRIdY6

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A replay of the call will be available 1 hour after the conclusion of the conference call through September 2, 2025. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 5248601

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the third quarter and the full year of 2025 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Revenues	75,189	123,914	219,914	199,104	635,225
Cost of revenues	(156,595)	(205,449)	(379,074)	(362,045)	(722,300)
Gross loss	(81,406)	(81,535)	(159,160)	(162,941)	(87,075)
Operating expenses			-
Selling, general and administrative expenses	(32,121)	(35,085)	(37,526)	(67,206)	(75,959)
Research and development expenses	(796)	(507)	(1,836)	(1,304)	(3,374)
Other operating income/(expense)	(664)	3,074	2,903	2,410	1,298
Total operating expenses	(33,581)	(32,518)	(36,459)	(66,100)	(78,035)
Loss from operations	(114,987)	(114,053)	(195,619)	(229,041)	(165,110)
Interest income, net	1,593	2,670	8,730	4,263	21,000
Foreign exchange gain/ (loss)	3	22	(1,406)	25	(1,675)
Investments income	6,574	6,354	7,149	12,928	7,149
Loss before income taxes	(106,817)	(105,007)	(181,146)	(211,825)	(138,636)
Income tax benefit	8,172	12,274	23,283	20,446	8,927
Net loss	(98,645)	(92,733)	(157,863)	(191,379)	(129,709)
Net loss attributable to non-controlling interest	(22,167)	(20,896)	(38,083)	(43,063)	(25,402)
Net loss attributable to Daqo New Energy Corp. shareholders	(76,478)	(71,837)	(119,780)	(148,316)	(104,307)

Loss per ADS
Basic	(1.14)	(1.07)	(1.81)	(2.21)	(1.58)
Diluted	(1.14)	(1.07)	(1.81)	(2.21)	(1.58)

Weighted average ADS outstanding
Basic	67,243,161	66,938,183	66,002,970	67,091,514	65,854,677
Diluted	67,243,161	66,938,183	66,002,970	67,091,514	65,854,677

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	598,576	791,930	997,481
Short-term investments	418,822	168,203	219,469
Accounts and notes receivable	49,063	62,818	80,719
Inventories	167,601	125,918	191,969
Fixed term deposit within one year	960,695	1,125,323	1,168,032
Other current assets	327,788	303,156	272,404
Total current assets	2,522,545	2,577,348	2,930,074
Property, plant and equipment, net	3,446,352	3,460,203	3,781,330
Prepaid land use right	154,077	152,854	155,197
Fixed term deposit over one year	33,584	-	27,366
Other non-current assets	133,473	120,281	46,534
TOTAL ASSETS	6,290,031	6,310,686	6,940,501

Current liabilities:
Accounts payable and notes payable	49,629	28,694	64,208
Advances from customers - short term portion	20,980	33,032	59,015
Payables for purchases of property, plant and equipment	336,716	357,562	436,286
Other current liabilities	39,484	39,471	82,086
Total current liabilities	446,809	458,759	641,595
Advance from customers - long term portion	18,197	20,967	102,861
Other non-current liabilities	18,120	17,610	18,012
TOTAL LIABILITIES	483,126	497,336	762,468

EQUITY:			-
Total Daqo New Energy Corp.’s shareholders’ equity	4,325,251	4,329,201	4,593,003
Non-controlling interest	1,481,654	1,484,149	1,585,030
Total equity	5,806,905	5,813,350	6,178,033
TOTAL LIABILITIES & EQUITY	6,290,031	6,310,686	6,940,501

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2025	2024
Operating Activities:
Net loss	(191,379)	(129,709)
Adjustments to reconcile net income to net cash provided by operating activities	247,112	239,144
Changes in operating assets and liabilities	(161,174)	(388,076)
Net cash used in operating activities	(105,441)	(278,641)

Investing activities:
Purchases of property, plant and equipment	(87,801)	(291,856)
Purchases of land use right	-	(10,068)
Purchase of short-term investments and fixed term deposits	(2,591,777)	(2,028,928)
Redemption of short-term investments and fixed term deposits	2,336,900	649,040
Net cash used in investing activities	(342,678)	(1,681,812)

Financing activities:
Net cash used in financing activities	(32)	(42,962)

Effect of exchange rate changes	8,378	(47,060)
Net decrease in cash, cash equivalents and restricted cash	(439,773)	(2,050,475)
Cash, cash equivalents and restricted cash at the beginning of the period	1,038,349	3,047,956
Cash, cash equivalents and restricted cash at the end of the period	598,576	997,481

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Six months ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net loss	(98,645)	(92,733)	(157,863)	(191,379)	(129,709)
Income tax benefit	(8,172)	(12,274)	(23,283)	(20,446)	(8,927)
Interest income, net	(1,593)	(2,670)	(8,730)	(4,263)	(21,000)
Depreciation & Amortization	60,253	59,245	44,958	119,498	91,627
EBITDA (non-GAAP)	(48,157)	(48,432)	(144,918)	(96,590)	(68,009)
EBITDA margin (non-GAAP)	(64.0)%	(39.1)%	(65.9)%	(48.5)%	(10.7)%

	Three months ended			Six months ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net loss attributable to Daqo New Energy Corp. shareholders	(76,478)	(71,837)	(119,780)	(148,316)	(104,307)
Share-based compensation	18,606	18,606	20,963	37,211	41,537
Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(57,872)	(53,231)	(98,817)	(111,105)	(62,770)
Adjusted loss per basic ADS (non-GAAP)	(0.86)	(0.80)	(1.50)	(1.66)	(0.95)
Adjusted loss per diluted ADS (non-GAAP)	(0.86)	(0.80)	(1.50)	(1.66)	(0.95)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com

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